

Ryan Evenson · 3rd

Revelation Ale Works (revales.com) Hallock, MN

Hallock, Minnesota, United States · 500+ connections ·

Contact info

Revelation Ale Works

University of Mary

Experience

Owner/Brewer
Revelation Ale Works
Dec 2015 – Present · 5 yrs 6 mos
Hallock, Minnesota

We are currently planning a nano-brewery in Hallock. We have purchased a building and are working on rennovatons with the hopes of opening in the summer!

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City Administrator/Clerk
City of Hallock
Oct 2013 – May 2017 · 3 yrs 8 mos
Hallock, MN

Branch Manager/AVP
West Coast Bank
Jan 2011 – Sep 2013 · 2 yrs 9 mos

Manage the daily operations of the bank with a spectacular staff that makes my job easy!

Adjunct Instructor
Corban University
Mar 2011 – May 2012 · 1 yr 3 mos

Financial Planning and Economics Instructor

Adjunct Instructor
Pioneer Pacific College
Dec 2010 – Mar 2011 · 4 mos

Marketing, Human Resources and Professional Development Instructor

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Education

University of Mary
Masters in Business Administration MBA, Management
2002 – 2008

University of Mary
Bachelor's Degree, Business Management
2002 – 2006

North Dakota State University
No Degree, Music and Business
1999 – 2002